APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

October 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed September 27, 2019

File No. 333-232510

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the verbal comments our counsel, Louis Taubman, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on October 11, 2019, regarding our Registration Statement on Form F-1 previously submitted on July 2, 2019 and amended on August 16, 2019 and September 27, 2019 (the “Registration Statement”). For ease of reference, we have written our understanding of the Commission’s comments in this response and provided our response thereto. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

1.	Please revise the registration statement to remove reference to the website relating to where interested parties may find information related to the referenced Token offering. The information in this website contains more information than is permitted under Rule 902.

Response: We have removed all such references from the amendment being filed on this same date.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman

Hunter Taubman Fischer& Li LLC